Press Release

SOURCE: Neptune Technologies & Bioressources Inc.

Herbalife Launches New Heart Health Product Line with Neptune Krill Oil and Plant Sterols

Laval Quebec CANADA, November 1, 2005 – Neptune Technologies & Bioressources Inc. (NTB: TSX-V), is pleased to announce that Herbalife International (HLF: NYSE), one of the top three global network marketing companies for nutritional supplements in the world, has launched a comprehensive heart health product portfolio with “CORE-COMPLEX PACK” and “TRI-SHEILD™”, featuring Neptune Krill Oil (NKO®) as the main ingredient.

CORE-COMPLEX is a complete daily pack of supplements for heart health including the benefits of TRI-SHEILD™, Herbalife’s proprietary formula of NKO®.   TRI-SHIELD™ features the three significant groups of heart healthy compounds of NKO®, Omega-3 fatty acids activated by their attachment to phospholipids, and potent antioxidants. This natural combination offers a powerful antioxidant protection, maintains cholesterol and triglycerides levels already within the normal range, supports heart muscle and protects cell membranes.

Tina Sampalis, M.D., Ph.D., Vice President Research/Business & Development at Neptune Technologies & Bioressources Inc. stated, “Herbalife is really focused on product innovation based on science.  Herbalife’s choice of NKO® as the main ingredient in their new comprehensive heart health line is the result of their in-depth due diligence of Neptune, NKO®, our scientific research as well as their audit of our manufacturing facilities; this is a tremendous achievement for Neptune.” Tina Sampalis continued to say, “Considering Herbalife’s vast sales network worldwide and more so in North America and Europe, there is a remarkable growth potential for NKO® in these markets through Herbalife.”

This press release is available on the Company's on-line Investor Relations HUB for investor commentary, feedback, and questions.  Investors are invited to visit http://www.agoracom.com/ir/neptune to post questions and receive answers.  Investors are also invited to e-mail any questions regarding the Company directly to NTB@AGORAcom.com Potential investors may also use this address to request being added to the Neptune Technologies investor e-mail list.

About Herbalife  http://www.herbalife.com

Herbalife (NYSE:HLF) is a global network marketing company offering a range of science-based weight management products, nutritional supplements and personal care products intended to support weight management and a healthy lifestyle.  Herbalife products are sold in 60 countries through a network of more than one million independent distributors.  In 2004, the company had net sales of $1.3 billion.  The company celebrated its 25th anniversary year with a worldwide distributor event in Atlanta, Georgia in April 2005.  More information is available at http://www.herbalife.com .

About Neptune Technologies & Bioressources Inc. http://www.neptunebiotech.com

Neptune Technologies & Bioressources Inc. develops high value added nutritional products from underexploited marine biomasses, such as krill, with its patented extraction process (Neptune OceanExtract™).  Using an exclusive process, Neptune Technologies & Bioressources Inc. is well positioned in the $182 billion global nutrition market (Nutrition Business Journal, Oct/Nov 2004) of health and wellness concepts.  Natural biomass extraction is now playing an important role in developing nutrigenomics, the next wave in nutritional research. Through strategic alliances and partnerships, as well as through clinical studies, the Company continues to demonstrate the immense beneficial effects of these products. The Company develops and markets new formulas and new products for specific applications in high growth markets such the nutraceutical, cosmeceutical, biopharmaceutical and nutrigenomics markets.

FORWARD-LOOKING STATEMENTS:

Except for statements of historical fact, all statements in this news release - including, without limitation, statements regarding forecasts, plans and objectives of Neptune Technologies & Bioressources Inc. - are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.

The stock Exchange has not reviewed and does not accept responsibility for the adequacy and accuracy of this news release.

Corporate Inquiries

Henri Harland
henrih@neptunebiotech.com
President & C.E.O.

Investor Relations:

AGORA Investor Relations
http://www.agoracom.com/IR/Neptune
NTB@agoracom.com

Serge Comeau
sergec@neptunebiotech.com
Director, Investor Relations